Exhibit 99.1
Shinhan AI. Co., Ltd. joined Shinhan Financial Group as a subsidiary

On August 21, 2019, Shinhan AI. Co., Ltd. (hereafter Shinhan AI) joined Shinhan Financial Group (hereafter SFG) as a wholly-owned subsidiary. Shinhan AI was established by SFG and aims to strengthen the Group’s capital market competitiveness by providing artificial intelligence-based investment advisory services. The total number of shares owned by SFG is 84,000,000 (100%) with face value of KRW 5,000 and the total number of direct subsidiaries of SFG after the addition of Shinhan AI is 17.

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